Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

(in thousands)

Our ratio of earnings to fixed charges is as follows:

	Three months ended March 31, 2015	2014	2013	2012	2011	2010
Earnings:
Income from continuing operations before provision for income taxes and noncontrolling interest	$ (7,179)	$(45,321)	$(440,859)	$330,942	$314,657	$303,516
Interest expense and other	15,081	62,919	5,748	(372)	3,046	2,584
Portion of rents representative of the interest factor	4,003	35,516	38,850	20,239	17,977	15,955
	$ 11,905	$53,114	$(396,261)	$350,809	$335,680	$322,055
Fixed charges:
Interest expense, including amount capitalized	$ 18,654	$85,361	$8,886	$8,568	$9,314	$14,621
Portion of rents representative of the interest factor(1)	4,003	35,516	38,850	20,239	17,977	15,955
	22,657	$120,877	$47,736	$28,807	$27,291	$30,576
Ratio of earnings to fixed charges(2)	—	—	—	12.18x	12.30x	10.53x

(1)	33% of rental expense
(2)

For the three months ended March 31, 2015 and for the years ended December 31, 2014 and December 31, 2013 and, earnings were deficient to cover fixed charges by $10,752, $67,763 and $443,997 respectively, primarily as a result of operating losses during the periods.